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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                        -----------------------


                               FORM 11-K

           (Mark One)
            X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           ---
               SECURITIES EXCHANGE ACT OF 1934
                For six months ended December 31, 1997
                                  OR
           --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ---------- to ----------

                     Commission file number 1-9759


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                      IMC GLOBAL OPERATIONS INC.
 REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT CARLSBAD, NEW MEXICO


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            IMC GLOBAL INC.
                 2100 Sanders Road, Northbrook, Illinois  60062














  -------------------------------------------------------------------
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
              Salary Reduction Plan for Hourly Employees
             of IMC Global Operations Inc. Represented By
        United Steelworkers of America at Carlsbad, New Mexico

                         Financial Statements
                      and Supplemental Schedules


                  Six months ended December 31, 1997
                     and year ended June 30, 1997




                               Contents

Report of Independent Auditors                                       1

Financial Statements

Statements of Assets Available for Benefits, With Fund Information   2
Statements of Changes in Net Assets Available for Benefits,  With  Fund
Information                                                          4
Notes to Financial Statements                                        6


Supplemental Schedules

Line 27a - Schedule of Assets Held For Investment Purposes          13
Line 27d - Schedule of Reportable Transactions                      14

                    Report of Independent Auditors

Plan Administrator
Salary Reduction Plan for Hourly Employees of
 IMC Global Operations Inc. Represented by
 United Steelworkers of America at Carlsbad, New Mexico

We have audited the accompanying statements of assets available for benefits of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico as of December 31, 1997 and June 30, 1997, and the related statements of changes in assets available for benefits for the six months ended December 31, 1997 and year ended June 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1997 and June 30, 1997, and the changes in its assets available for benefits for the six months ended December 31, 1997 and year ended June 30, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the six months then ended, are presented for purposes of complying with Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Chicago, Illinois
June 12, 1998

                                                  EIN 36-3513204
                                                  Plan #019

            Salary Reduction Plan for Hourly Employees
           of IMC Global Operations Inc. Represented By
      United Steelworkers of America at Carlsbad, New Mexico

 Statement of Assets Available for Benefits, With Fund Information

                         December 31, 1997
                                     Fund Information
                         ------------------------------------------
----
                          Fixed                    Bond
                         Income   Balanced Equity  Index    Loan
                Total      Fund     Fund    Fund   Fund     Fund
                ---------------------------------------------------
------
Instruments, at fair value:
 Mutual funds:
   Vanguard
    Wellington
    Fund, Inc.$   291,802$      -$291,802$      -$        -$      -
   Fidelity Equity-
    Income Fund,
    Inc.        588,425       -        - 588,425        -       -
   Vanguard Fixed
    Income Fund1,387,699      -        -       -1,387,699       -
 Master trust fund:
   Interest in
    IMC Global
    Fixed Fund  287,221 287,221        -       -        -       -
 Loans to
  participants  143,280       -        -       -        - 143,280
               ----------------------------------------------------
---------
Total investments2,698,427287,221291,802 588,4251,387,699 143,280
Accrued interest
 and dividends    7,081       -        -       -    7,081       -
               ----------------------------------------------------
---------
Assets available
 for benefits$2,705,508$287,221 $291,802$588,425$1,394,780$143,280

=============================================================

See accompanying notes.

                                                  EIN 36-3513204
                                                  Plan #019

            Salary Reduction Plan for Hourly Employees
           of IMC Global Operations Inc. Represented By
      United Steelworkers of America at Carlsbad, New Mexico

 Statement of Assets Available for Benefits, With Fund Information

                           June 30, 1997

                                     Fund Information
                         ------------------------------------------
----
                          Fixed                    Bond
                         Income   Balanced Equity  Index    Loan
                Total      Fund     Fund    Fund   Fund     Fund
                ---------------------------------------------------
------
Instruments, at
 fair value:
 Mutual funds:
   Vanguard
    Wellington
    Fund, Inc.$  264,358$      -$264,358$      -$        -$      -
   Fidelity Equity-
   Income Fund,
    Inc.        427,813       -        - 427,813        -       -
   Vanguard Fixed
    Income Fund1,296,939      -        -       -1,296,939       -
 Master trust fund:
   Interest in IMC
    Global Fixed
    Fund        276,805 276,805        -       -        -       -
 Loans to
  participants  135,195       -        -       -        - 135,195
               ----------------------------------------------------
---------
Total investments2,401,110276,805264,358 427,8131,296,939 135,195
Accrued interest
 and dividends    6,641       -        -       -    6,641       -
               ----------------------------------------------------
---------
Assets available
 for benefits$2,407,751$276,805 $264,358$427,813$1,303,580$135,195

=============================================================

See accompanying notes.

                                                  EIN 36-3513204
                                                  Plan #019

            Salary Reduction Plan for Hourly Employees
           of IMC Global Operations Inc. Represented By
      United Steelworkers of America at Carlsbad, New Mexico

    Statement of Changes in Net Assets Available for Benefits,
                       With Fund Information

                Six Months ended December 31, 1997


                                     Fund Information
                         ------------------------------------------
----
                          Fixed                    Bond
                         Income   Balanced Equity  Index    Loan
                Total      Fund     Fund    Fund   Fund     Fund
                ---------------------------------------------------
------
Investment income:
 Interest and
  dividends$     59,101$      - $  6,599$  4,371$   41,020$  7,111
 Net appreciation
  in fair value 107,229       -   19,200  44,759   43,270       -
 Income from
  master trust
  fund            9,268   9,268        -       -        -       -
               ----------------------------------------------------
---------
Total investment
 income         175,598   9,268   25,799  49,130   84,290   7,111
Contributions:
 Participant
  contributions 199,172  40,068   27,739  68,808   62,557       -
 Company
  contributions  43,351   6,620    6,830  13,146   16,755       -
               ----------------------------------------------------
---------
Total contributions242,52346,688  34,569  81,954   79,312       -
Transfers to
 other plans    (4,647)       -        -       -  (4,647)       -
Cash distributed
 to withdrawing
 participants (115,717) (2,062) (67,459)(29,569) (16,066)   (561)
Transfers of
 investment direction -(43,478)   34,535  59,097 (51,689)   1,535
               ----------------------------------------------------
---------
Net increase
 in assets
 available for
 benefits       297,757  10,416   27,444 160,612   91,200   8,085
Assets available
 for benefits -
 Beginning of
 period       2,407,751 276,805  264,358 427,8131,303,580 135,195
               ----------------------------------------------------
---------
Assets available
 for benefits -
 End of period$2,705,508$287,221$291,802$588,425$1,394,780$143,280

==============================================================

See accompanying notes.

                                                  EIN 36-3513204
                                                  Plan #019
            Salary Reduction Plan for Hourly Employees
           of IMC Global Operations Inc. Represented By
      United Steelworkers of America at Carlsbad, New Mexico

    Statement of Changes in Net Assets Available for Benefits,
                       With Fund Information

                     Year ended June 30, 1997
                                     Fund Information
                         ------------------------------------------
----
                          Fixed                    Bond
                         Income   Balanced Equity  Index    Loan
                Total      Fund     Fund    Fund   Fund     Fund
                ---------------------------------------------------
------
Investment income:
 Interest and
  dividends  $  105,970$      - $  9,020 $ 7,826$  78,820$ 10,304
 Net appreciation
  in fair value 137,093       -   40,641  87,847    8,605       -
 Income from
  master trust
  fund           13,420  13,420        -       -        -       -
               ----------------------------------------------------
---------
Total investment
 income         256,483  13,420   49,661  95,673   87,425  10,304
Participant
 contributions  280,040  39,240   44,515  83,189  113,096       -
Cash distributed
 to withdrawing
 participants  (30,964) (4,883)  (1,661) (2,725) (21,695)       -
Transfers of
 investment
 direction            -  43,349      329  14,739 (78,226)  19,809
               ----------------------------------------------------
---------
Net increase in
 assets available
 for benefits   505,559  91,126   92,844 190,876  100,600  30,113
Assets available
 for benefits -
 Beginning of
 year         1,902,192 185,679  171,514 236,9371,202,980 105,082
               ----------------------------------------------------
---------
Assets available
 for benefits -
 End of year $2,407,751$276,805 $264,358$427,813$1,303,580$135,195

=============================================================

See accompanying notes.

                                                  EIN 36-3513204
                                                  Plan #019

            Salary Reduction Plan for Hourly Employees
           of IMC Global Operations Inc. Represented By
      United Steelworkers of America at Carlsbad, New Mexico

                   Notes to Financial Statements

                Six months ended December 31, 1997
                   and year ended June 30, 1997


1.  Description of the Plan

The following description of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established on July 1, 1983, and was most recently restated on June 30, 1991. Hourly employees at Carlsbad, New Mexico operations of IMC Global Operations Inc. (the Company) represented by the United Steelworkers of America are eligible to participate in the Plan immediately upon their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company changed its year-end from June 30 to December 31 during calendar 1997. As a result of that change, the Plan has also changed its year-end. These financial statements reflect activity for a six-month period ended December 31, 1997, and the previous fiscal year ended June 30, 1997.

Contributions

The Plan is funded by contributions, known as salary reduction contributions, from participants in the form of payroll deductions of $5 to $250 each pay period, but not to exceed 25% of the participant's compensation within the meaning of section 415 of the Internal Revenue Code (the IRC). A participant may change the amount of payroll deduction on each July 1 or January 1. The Plan provides a qualified cash and deferred arrangement within the meaning of section 401(k) of the IRC; such contributions were subject to the calendar year maximum of $9,500 in 1997 and 1996. Effective July 1, 1997, the Company contributed an amount equal to 35% of a participant's eligible contributions, which are contributions that do not exceed 6% of a participant's base monthly salary.

Participant Accounts

Separate accounts are maintained for each participant. Each participant's account balance is adjusted for contributions, withdrawals, if any, interest, dividends, and net realized and unrealized gains or losses on the last day of each month.

Administrative Expenses

Certain administrative expenses of the Plan are borne by the Company.

Investment Programs

The Plan's investments are administered by Marshall & Ilsley Trust Company under a trust agreement dated January 1, 1996. Investment programs available to participants are as follows:

     Fixed Income Fund - Assets are invested in shares of IMC Global Fixed Income Fund, a pooled fund shared only by other IMC Global Operations Inc. 401(k) plans, in guaranteed investment contracts (GICs), the Marshall Money Market Fund, the LaSalle National Trust, N.A. Income Plus Fund and the M&I Stable Principal Fund. The December 31, 1997 holdings are described below.

       a. A contract with CDC Investment Management Corp.
           with a guaranteed interest rate of 7.5% through June 30, 2000.

       b. A contract with Commonwealth Life Insurance
           Company with a guaranteed interest rate of 7.27% through July 6, 1998.

       c. A contract with National Westminster Bank Group with a guaranteed interest rate of 6.73% through November 15, 1998.

       d. A contract with RaboBank Alternative, with a guaranteed interest rate of 6.17% through March
           15, 2001.

       e. The LaSalle National Trust, N.A. Income Plus Fund, a pooled fund which invests in investment contracts, U.S. government money market investments, and alternative contracts backed by U.S. government, U.S. government agency, and other
           AAA rated fixed income instruments.

       f. The M&I Stable Principal Fund is primarily invested in traditional and synthetic investment contracts, money market securities and registered first tier money market mutual funds.

     Balanced Fund - Assets are invested in shares of the Vanguard Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60-70% common stocks and 30-40% bonds.

     Equity Fund - Assets are invested in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65% of its assets in income producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

     Bond Index Fund - Assets are invested in shares of the Vanguard Fixed Income Fund, a pooled fund which invests primarily in a portfolio of securities issued as direct obligations of the U.S. Treasury.

     Loan Fund - Assets are loans made to participants as described below.

Participants elect their desired investment program upon joining the Plan. As of July 1, October 1, January 1, and April 1, of any Plan year, upon giving prescribed notice, participants may elect to transfer their existing account balances in any fund or funds at that date to any other fund, or in 25% increments to any combination of funds. Since April 1, 1996, participants may elect to change the investment direction of their future contributions daily; prior to that time they could change their elections four times a year (July 1, October 1, January 1, and April 1). Such a change only affects the investment of the participants' contributions and Company contributions received by the Plan after the effective date of the change.

Vesting

All Plan participants are immediately and nonforfeitably vested in their plan accounts.

Withdrawals

Participants may withdraw their interest in the Plan upon termination of employment. Under certain conditions of financial hardship, participants may withdraw funds, subject to prior approval of the Employee Benefits Committee, but their participation in the Plan will be suspended for at least one year. Full withdrawals are available after age 59 1/2 or in the event of total and permanent disability.

Deferred Distributions

Participants who terminate their employment and have an account balance in excess of $3,500 may elect (at any time prior to age 65) to defer receipt of distribution until no later than their 70th birthday.

Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income, gains and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by weekly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

2.  Summary of Significant Accounting Policies

Investment Valuation

All investments are carried at fair value. Fair value is the last reported sale price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of the mutual funds, the LaSalle National Trust, N.A. Income Plus Fund and the M&I Stable Principal Fund is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value.

Income Recognition

Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions

Participant contributions are recorded each pay period as withheld by the Company.

Participant Withdrawals

Withdrawals are recorded when payments are made to participants. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. There were no unpaid withdrawals at December 31, 1997 and at June 30, 1997.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investment in Trusts

Assets of the Fixed Income Fund were invested in shares of IMC Global pooled funds shared by other IMC Global Operations Inc. 401(k) plans. The Plan was an 0.8% participant in the IMC Global Fixed Income Fund at December 31, 1997 (0.6% at June 30, 1997).

The assets of the IMC Global Fixed Income Fund were as follows:

                                         December 31   June 30
                                             1997        1997
                                         ------------------------
M&I Stable Principal Fund              $ 6,350,000 $         -
LaSalle National Trust, N.A.
 Income Plus Fund                       11,108,430  14,039,255
Guaranteed Investment Contracts:
 Commonwealth Life Insurance Company     7,663,894   7,397,502
 Hartford Life Insurance Company                 -   6,095,582
 CDC Investment Management Corp.         6,028,752   6,248,886
 National Westminster Bank Group         5,021,562   4,551,550
 Rabobank Alternative                    4,210,872   5,024,565
Marshall Money Market Fund                 413,494     320,066
Pending transactions                       (8,960)     (9,417)
Accrued interest and dividends              74,718      77,794
                                         --------------------------
Net assets                             $40,862,762 $43,745,783
                                         ==========================

Changes in the IMC Global Fixed Income Fund are summarized as follows:

                                         Six months
                                            ended    Year ended
                                         December 31   June 30
                                             1997       1997
                                         ------------------------
Additions
Interest and dividend income          $  1,435,343  $3,134,388
Contributions and transfers from other plans16,311,56718,681,691
                                         --------------------------
                                        17,746,910  21,816,079

Deductions
Benefits paid                           20,574,625  34,010,742
Investment expenses                         55,306     112,590
                                         --------------------------
                                        20,629,931  34,123,332
                                         --------------------------
Net decrease in assets                 (2,883,021)(12,307,253)
Net assets, beginning of period         43,745,783  56,053,036
                                         --------------------------
Net assets, end of period              $40,862,762 $43,745,783
                                         ==========================

4.  Net Appreciation in Fair Value of Investments

During the periods ended December 31 and June 30, 1997, net appreciation in fair value of the Plan's investments as determined by quoted market price was as follows:

                                         Six months
                                            ended    Year ended
                                         December 31   June 30
                                             1997       1997
                                         ------------------------
Mutual funds:
Vanguard Wellington Fund                 $  19,200   $  40,641
Fidelity Equity-Income Fund                 44,759      87,847
Bond Index Fund                             43,270       8,605
                                         --------------------------
                                          $107,229    $137,093
                                         ==========================

5.  Significant Investments

Investments that represent 5% or more of assets available for benefits at December 31, 1997 and June 30, 1997, were as follows:

                                         December 31   June 30
                                             1997        1997
                                         ------------------------
 Vanguard Wellington Fund, Inc.         $  291,802  $  264,358
 Fidelity Equity-Income Fund, Inc.         588,425     427,813
 Vanguard Fixed Income Fund              1,387,699     276,805
 IMC Global Fixed Fund                     287,221   1,296,939
 Loans to participants                     143,280     135,195

6.  Federal Income Tax Status

The Internal Revenue Service ruled on September 11, 1995, that the Plan qualified under section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7.  Year 2000 Issue (Unaudited)

The Company has developed a plan to modify its internal information technology to be ready for the Year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become Year 2000 compliant. The Company currently expects the project to be substantially complete by early 1999. The Company does not expect this project to have a significant effect on the Plan's operations.

                   Supplemental Schedules

                                                                        EIN 36-
3513204
                                                                        Plan
#019

    Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc.
      Represented By United Steelworkers of America at Carlsbad, New Mexico

           Line 27a - Schedule of Assets Held For Investment Purposes
                                                                   December  31,
1997
                                                         -----------------------
----------------
                                                         Principal
                                                         Amount or
                                                         Number of              Current
      Identity  of  Issuer             Description             Shares       Cost
Value
--------------------------------------------------------------------------------
-------------------------------------------
Marshall and Ilsley Trust Company*Vanguard Wellington Fund, Inc.9,908 shares$   269,163   $   291,802
                              Fidelity Equity-Income Fund, Inc.11,227 shares   503,890    588,425
                              Vanguard Fixed Income Fund130,056 shares1,353,7921,387,699

Loans to participants (8.25% - 10%)                                                  -    143,280
                                                                               -
---------
                                                                            $2,411,206

==========

*Indicates party in interest to the Plan.

                                                                             EIN
36-3513204

Plan #019

    Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc.
      Represented By United Steelworkers of America at Carlsbad, New Mexico

                 Line 27d - Schedule of Reportable Transactions

                       Six months ended December 31, 1997



Current Value
                                                                              of
Asset on
                                                  Purchase     Selling      Cost
Transaction
Identity   of   Party  Involved                        Description   of   Assets
Price                    Price                   of Asset   Date      Net Gain
--------------------------------------------------------------------------------
---------------------------------------------------
Category (iii)- Series of securities transactions in excess of 5% of plan assets
--------------------------------------------------------------------------------
------------
Marshall and Ilsley
 Trust Company*    Fidelity Equity-Income Fund, Inc.$183,346$   -$183,346$183,346  $     -
                                                    -    67,494   39,908   67,494   27,586

There were no reportable category (i), (ii), or (iv) transactions.

*Indicates party in interest to the Plan.

                            SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits
Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

               Salary Reduction Plan for Hourly Employees of
               IMC Global Operations Inc. Represented by
               United Steelworkers of America at Carlsbad, New
Mexico

                                  J. BRADFORD JAMES
                       -------------------------------------------
                                  J. Bradford James
                       Chairman of the Employee Benefits Committee

Date: June 30, 1998

  Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits
Committee and on the dates indicated.

       Signature              Title                    Date
-------------------------------------------------------------------
----

J. BRADFORD JAMES
-----------------
J. Bradford James    Chief Financial Officer       June 30, 1998

B. RUSSELL LOCKRIDGE
--------------------
B. Russell Lockridge Senior Vice President,        June 30, 1998
                     Human Resources

MARSCHALL I. SMITH
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Marschall I. Smith   Senior Vice President,        June 30, 1998
                     Secretary and General Counsel

ROBERT E. FOWLER, JR.
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Robert E. Fowler, Jr.                              President and
June 30, 1998
                     Chief Executive Officer